UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I. General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

[ ]    Merger

[X]    Liquidation

[ ]  Abandonment of Registration

(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]    Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:

RELIASTAR LIFE INS CO OF NY VARIABLE ANNUITY FUNDS A B & C (fka BANKERS SECURITY VARIABLE ANNUITY FUNDS A B & C

3. Securities and Exchange Commission File No.:

Investment Company Act No.:  811-02579

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application     [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State Zip Code):

1000 Woodbury Road

Woodbury, NY 11797

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Peter M. Scavongelli, Assistant Vice President and Senior Counsel

Voya Financial

One Orange Way, Windsor, Connecticut 06095-4774

(860) 580-1631

peter.scavongelli@voya.com

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

ReliaStar Life Insurance Company of New York

5780 Powers Ferry Road, NW

Atlanta, GA 30327

(770) 980-5386

8. Classification of fund (check only one):

[ ] Management company; [X] Unit investment trust; or [ ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[ ] Open-end     [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

New York

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

The following served as investment advisers of ReliaStar Life Insurance Company of New York Variable annuity Funds A B & C:

Voya Investments, LLC

7337 E. Doubletree Ranch Road, Suite 100

Scottsdale, AZ 85258-2034

Directed Services, LLC

1475 Dunwoody Drive

West Chester, AP 19380

The following served as sub-advisers of ReliaStar Life Insurance Company of New York Variable annuity Funds A B & C:

Voya Investment Management Co. LLC

230 Park Avenue

New York, NY 10169

Franklin Advisers, Inc.

One Franklin Parkway

San Mateo, CA 94403-1906

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Voya Financial Partners, LLC (fka ING Financial Advisers, LLC)

One Orange Way

Windsor, CT 06095-4774

13. If the fund is a unit investment trust ("UIT") provide:

(a) Depositors' name(s) and address(es):

ReliaStar Life Insurance Company of New York

1000 Woodbury Road

Woodbury, NY 11797

(b) Trustee's name(s) and address(es):

Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes     [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes     [X] No

If Yes, state the date on which the board vote took place:

If No, explain:

Article VI, Section 2 of the by-laws of ReliaStar Life Insurance Company of New York, which is presently in full force and effect, grants the Chairman of the Board the authority to execute powers of attorney.

On April 1, 2019, Michael S. Smith, Chairman of the Board, President and Director of ReliaStar Life Insurance Company of New York, appointed Peter M. Scavongelli his true and lawful attorney, will full power to execute any documentation, including Form N-8F, necessary to deregister any Registration Statement filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company of 1940 or to deregister any of the entities (including any issuing separate accounts) associated with the issuance of any such registration.

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes     [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The ReliaStar Life Insurance Company of New York is no longer making and is not proposing to make a public offering of the securities under the contracts offered by ReliaStar Life Insurance Company of New York Variable Annuity Funds A B & C. There are no contract holders, investors or assets in ReliaStar Life Insurance Company of New York Variable Annuity Funds A B & C.

II. Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ ] Yes      [X] No

(a) If Yes, list the date(s) on which the fund made those distributions:

(b) Were the distributions made on the basis of net assets?

[ ] Yes      [] No

(c) Were the distributions made pro rata based on share ownership?

[ ] Yes      [] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes      [X] No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17. Closed-end funds only:  (Not Applicable)

Has the fund issued senior securities?

[ ] Yes      [ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders? (Not Applicable)

[ ] Yes      [] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed? (Note: There are no shareholders or assets remaining in the Separate Account.)

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes      [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[ ] Yes      [X] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[ ] Yes      [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes      [X] No

If yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: None

(ii) Accounting expenses; None

(iii) Other expenses (list and identify separately); None

(iv) Total expenses (sum of lines (i)-(iii) above): None

(b) How were those expenses allocated? N/A

(c) Who paid those expenses? N/A

(d) How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes      [X] No

If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.  Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[ ] Yes      [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes      [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26. (a) State the name of the fund surviving the Merger:

(b) State the Investment Company Act file number of the fund surviving the Merger:

Investment Company Act No.:

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of the ReliaStar Life Insurance company of New York and its ReliaStar Life Insurance Company of New York Variable Annuity Funds A B & C, (ii) he is Assistant Vice President and Senior Counsel to Voya Financial, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

Date:  September 2, 2020

/s/ Peter M. Scavongelli

Peter M. Scavongelli

Assistant Vice President and Senior Counsel